SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

VG Acquisition Corp.
(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share
(Title of Class of Securities)

G9446E105
(CUSIP Number)

January 25, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 8 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9446E105	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Marshall Wace LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,626,787
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,626,787
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,626,787
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12	TYPE OF REPORTING PERSON IA, PN

CUSIP No. G9446E105	13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Marshall Wace Investment Strategies – Eureka Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,241,970*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,241,970*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,241,970*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.4%*
12	TYPE OF REPORTING PERSON OO

* As of the date of event which requires filing of this Schedule 13G, Marshall Wace Investment Strategies – Eureka Fund beneficially owned more than 5% of the outstanding Class A Ordinary Shares.

CUSIP No. G9446E105	13G	Page 4 of 8 Pages

Item 1(a).	NAME OF ISSUER:

The name of the issuer is VG Acquisition Corp., a Cayman Islands corporation (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 65 Bleecker Street, 6th Floor, New York, NY 10012.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by:

(i)	Marshall Wace Investment Strategies – Eureka Fund. a segregated sub-trust of an umbrella unit trust established in Ireland (the "Eureka Fund"), with respect to the Class A Ordinary Shares (as defined below) directly held by it; and

(ii)	Marshall Wace LLP, a limited liability partnership formed in England (the "Investment Manager"), with respect to the Class A Ordinary Shares directly held by the Eureka Fund and other funds and accounts to which it acts as investment manager.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The Investment Manager acts as investment manager to the Eureka Fund and other funds and accounts. The Investment Manager has delegated certain authority for US operations and trading to Marshall Wace North America L.P.

The filing of this statement should not be construed as an admission that any of the foregoing persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Class A Ordinary Shares reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of the Eureka Fund is 32 Molesworth Street, Dublin 2, Ireland; and the address of the business office of the Investment Manager is George House, 131 Sloane Street, London, SW1X 9AT, UK.

Item 2(c).	CITIZENSHIP:

The Eureka Fund is a segregated sub-trust of an umbrella unit trust established in Ireland. The Investment Manager is a limited liability partnership formed in England.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Class A ordinary shares, par value $0.0001 per share (the "Class A Ordinary Shares").

CUSIP No. G9446E105	13G	Page 5 of 8 Pages

Item 2(e).	CUSIP NUMBER:

G9446E105

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	OWNERSHIP

The percentages set forth herein are calculated based upon 50,855,000 Class A Ordinary Shares outstanding as of November 16, 2020 as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, filed with the Securities and Exchange Commission on November 16, 2020.

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each of the Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

CUSIP No. G9446E105	13G	Page 6 of 8 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

As of the date hereof, Marshall Wace Investment Strategies – Eureka Fund has ceased to be the beneficial owner of more than 5% of the outstanding Class A Ordinary Shares.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

See Item 2(a).

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each Reporting Person hereby makes the following certification:

By signing below, each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G9446E105	13G	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 4, 2021

MARSHALL WACE LLP

By:	/s/ Jon May
Name: Jon May
Title: General Counsel

MARSHALL WACE INVESTMENT STRATEGIES – EUREKA FUND

By: Marshall Wace Ireland Limited, in its capacity as manager of the Eureka Fund

By:	/s/ Linburgh Martin
Name: Linburgh Martin
Title: Director

CUSIP No. G9446E105	13G	Page 8 of 8 Pages

EXHIBIT 1

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: February 4, 2021

MARSHALL WACE LLP

By:	/s/ Jon May
Name: Jon May
Title: General Counsel

MARSHALL WACE INVESTMENT STRATEGIES – EUREKA FUND

By: Marshall Wace Ireland Limited, in its capacity as manager of the Eureka Fund

By:	/s/ Linburgh Martin
Name: Linburgh Martin
Title: Director